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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.4)*


                            Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/02
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G81365101                   13G/A               Page  2  of  4  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Clive Kabatznik
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 1,022,834
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    N/A
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  1,022,834
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  N/A
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,022,834
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.3%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  G81365101                   13G/A               Page  3  of  4  Pages

ITEM 1.

(a)      Name of Issuer:  Silverstar Holdings, Ltd.

(b)      Address of Issuer's Principal Executive Offices:

         Clarendon House, Church Street, Hamilton HM CX, Bermuda


ITEM 2.

(a)      Name of Person Filing: Clive Kabatznik

(b)      Address of Principal Business Office or, if none, Residence:

         6100 Glades Road, Suite 305, Boca Raton, Florida  33434

(c)      Citizenship: U.S.A.

(d)      Title of Class of Securities:  Common Stock, par value $.01 share

(e)      CUSIP Number:  G81365101


ITEM 3.  IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)  OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:  1,022,834

         Includes 190,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Kabatznik and 463,334 shares of Common Stock, par value $.01 per share (the "Common Stock"), issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 188,334 options, (ii) $0.75 per share with respect to 5,000 options, (iii) $0.42 per share with respect to 5,000 options,
(iv) $2.19 per share with respect to 5,000 options, (v) $4.06 per share with respect to 250,000 options, (vi) $5.125 per share with respect to 5,000 options, and (vii) $0.16 per share with respect to 5,000 options.

CUSIP No.  G81365101                   13G/A               Page  4  of  4  Pages


(b)      Percent of class:  19.3%

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:  1,022,834

         (ii)  Shared power to vote or to direct the vote:  N/A

         (iii) Sole power to dispose or to direct the disposition of:  1,022,834

         (iv)  Shared power to dispose or to direct the disposition of:  N/A


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable


ITEM7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


ITEM 10. CERTIFICATION

         Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002

                                   /s/ Clive Kabatznik
                                   ------------------------------------
                                   Name: Clive Kabatznik
                                   Title: Chief Executive Officer